UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

DraftKings Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

26142R104

(CUSIP Number)

Alfred J. Chianese, Esq.

The Raine Group LLC

65 East 55th Street, 24th Floor

New York, NY 10022

(212) 603-5554

with a copy to:

Stephen B. Amdur

Pillsbury Winthrop Shaw Pittman LLP

31 West 52nd Street

New York, NY 10019

(212) 858-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 23, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26142R104	Schedule 13D	Page 1 of 16 Pages

(1)	Names of reporting persons RPII DK LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 25,215,265
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 25,215,265
(11)	Aggregate amount beneficially owned by each reporting person: 25,215,265
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 8.1%[1]
(14)	Type of reporting person (see instructions): OO

[1]

Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 312,451,027 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on April 29, 2020, that all of the shares underlying the Warrants (as defined below) to purchase 152,190 shares of Class A Common Stock have been exercised and are outstanding, and that the 231,508 shares of Class A Common Stock that RPII DK LLC is eligible to receive pursuant to the earnout rights discussed in this Schedule 13D are issued and outstanding.

CUSIP No. 26142R104	Schedule 13D	Page 2 of 16 Pages

(1)	Names of reporting persons The Raine Group LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 25,215,265
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 25,215,265
(11)	Aggregate amount beneficially owned by each reporting person: 25,215,265
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 8.1%[1]
(14)	Type of reporting person (see instructions): HC

CUSIP No. 26142R104	Schedule 13D	Page 3 of 16 Pages

(1)	Names of reporting persons Raine Capital LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 25,215,265
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 25,215,265
(11)	Aggregate amount beneficially owned by each reporting person: 25,215,265
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 8.1%[1]
(14)	Type of reporting person (see instructions): IA

CUSIP No. 26142R104	Schedule 13D	Page 4 of 16 Pages

(1)	Names of reporting persons Raine Partners II LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 25,215,265
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 25,215,265
(11)	Aggregate amount beneficially owned by each reporting person: 25,215,265
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 8.1%[1]
(14)	Type of reporting person (see instructions): PN

CUSIP No. 26142R104	Schedule 13D	Page 5 of 16 Pages

(1)	Names of reporting persons Raine Associates II LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 25,215,265
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 25,215,265
(11)	Aggregate amount beneficially owned by each reporting person: 25,215,265
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 8.1%[1]
(14)	Type of reporting person (see instructions): PN

CUSIP No. 26142R104	Schedule 13D	Page 6 of 16 Pages

(1)	Names of reporting persons Raine Management LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization Delaware, USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 25,215,265
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 25,215,265
(11)	Aggregate amount beneficially owned by each reporting person: 25,215,265
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 8.1%[1]
(14)	Type of reporting person (see instructions): OO

CUSIP No. 26142R104	Schedule 13D	Page 7 of 16 Pages

(1)	Names of reporting persons John S. Salter
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization: USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 25,215,265
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 25,215,265
(11)	Aggregate amount beneficially owned by each reporting person: 25,215,265
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 8.1%[1]
(14)	Type of reporting person (see instructions): IN

CUSIP No. 26142R104	Schedule 13D	Page 8 of 16 Pages

(1)	Names of reporting persons Jeffrey A. Sine
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 25,215,265
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 25,215,265
(11)	Aggregate amount beneficially owned by each reporting person: 25,215,265
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 8.1%[1]
(14)	Type of reporting person (see instructions): IN

CUSIP No. 26142R104	Schedule 13D	Page 9 of 16 Pages

(1)	Names of reporting persons Joseph Ravitch
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 25,215,265
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 25,215,265
(11)	Aggregate amount beneficially owned by each reporting person: 25,215,265
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 8.1%[1]
(14)	Type of reporting person (see instructions): IN

CUSIP No. 26142R104	Schedule 13D	Page 10 of 16 Pages

(1)	Names of reporting persons Brandon Gardner
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 25,215,265
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 25,215,265
(11)	Aggregate amount beneficially owned by each reporting person: 25,215,265
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 8.1%[1]
(14)	Type of reporting person (see instructions): IN

CUSIP No. 26142R104	Schedule 13D	Page 11 of 16 Pages

(1)	Names of reporting persons Deborah Mei
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place or organization USA
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 25,215,265
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 25,215,265
(11)	Aggregate amount beneficially owned by each reporting person: 25,215,265
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11): 8.1%[1]
(14)	Type of reporting person (see instructions): IN

CUSIP No. 26142R104	Schedule 13D	Page 12 of 16 Pages

Item 1.	Security and Issuer.

The class of equity security to which this statement on Schedule 13D relates is the Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of DraftKings Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 222 Berkeley Street, 5th Floor, Boston, Massachusetts 02116. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2.	Identity and Background.

(a) This Statement is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i) RPII DK LLC, a Delaware limited liability company (“RPII DK”);

(ii) Raine Partners II LP, a Delaware limited partnership (“Raine Partners II”);

(iii) Raine Capital LLC, a Delaware limited liability company (“Raine Capital”);

(iv) Raine Associates II LP, a Delaware limited partnership (“Raine Associates II”);

(v) Raine Management LLC, a Delaware limited liability company (“Raine Management”);

(vi) The Raine Group LLC, a Delaware limited liability company (“The Raine Group”);

(vii) John S. Salter, a United States citizen;

(viii) Jeffrey A. Sine, a United States citizen;

(ix) Joseph Ravitch, a United States citizen;

(x) Brandon Gardner, a United States citizen; and

(xi) Deborah Mei, a United States citizen.

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached to this Schedule 13D as Exhibit I.

RPII DK is a wholly-owned special purpose vehicle of Raine Partners II. Raine Partners II is a private equity fund and is the managing member of RPII DK. Raine Partners II is managed by Raine Capital. Raine Associates II, the General Partner of Raine Partners II, delegated to Raine Capital, an SEC registered investment advisor, the authority to manage Raine Partners II. Raine Management is the General Partner of Raine Associates II. The Raine Group is the parent company of Raine Capital, Raine Management, and their respective subsidiaries. The Raine Group is an integrated merchant bank that advises and invests in the technology, media and telecom sectors.

John S. Salter is a member of the board of directors of the Issuer (the “Board”), a member of the investment committee of Raine Partners II (the “RP Investment Committee”) and a Partner of The Raine Group. Jeffrey A. Sine and Joseph Ravitch are members of RP Investment Committee and Partners of The Raine Group. Brandon Gardner is a member of the RP Investment Committee and Partner, President and Chief Operating Officer of The Raine Group. Deborah Mei is a member of the RP Investment Committee and a Partner of The Raine Group.

The principal office and business address of each of the Reporting Persons is 65 East 55th Street, 24th Floor, New York, NY 10022.

(b), (c) and (f) Pursuant to Instruction C of Schedule 13D, the name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted for each of the persons who may be deemed to exert control over the Reporting Persons is set forth on Annex A (collectively, the “Covered Persons”), attached hereto and incorporated herein by reference.

CUSIP No. 26142R104	Schedule 13D	Page 13 of 16 Pages

(d) and (e) During the last five years, none of the Reporting Persons nor any of the Covered Persons have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

All of the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the Business Combination Agreement, dated as of December 22, 2019 (as amended by Amendment No. 1 thereto, dated April 7, 2020, the “Business Combination Agreement”), by and among DraftKings Inc., a Delaware corporation (“Old DK”), SBTech (Global) Limited (“SBTech”), the shareholders of SBTech (the “SBT Sellers”), Shalom Meckenzie, in his capacity as the SBT Sellers’ Representative, Diamond Eagle Acquisition Corp. (“DEAC”), DEAC NV Merger Corp. (“DEAC NewCo”) and DEAC Merger Sub Inc. (“Merger Sub”). The transactions contemplated by the Business Combination Agreement (the “Business Combination”) closed on April 23, 2020 (the “Closing”).

Pursuant to the terms of the Business Combination Agreement, the stockholders of Old DK immediately prior to the Closing received 0.353628 shares of Class A Common Stock for each share of Old DK held by them immediately prior to the Closing and certain rights to additional shares of Class A Common Stock upon the achievement of certain milestones as described in the Business Combination Agreement (the “Earnout Shares”), subject to certain limitations.

In connection with the Business Combination, Harry E. Sloan and Eagle Equity Partners LLC transferred private placement warrants to purchase Class A Common Stock to certain Old DK founders, directors, executive officers and other Old DK stockholders (the “Warrant Transfer”). Pursuant to the Warrant Transfer, RPII DK received warrants for the right to purchase 152,190 shares of Class A Common Stock at a price of  $11.50 per share (the “Warrants”). The Warrants become exercisable on May 23, 2020.

As of April 15, 2020, RPII DK held 62,056,185 shares of common stock of Old DK and 1,913,277 shares of Series E-1 Preferred Stock of Old DK, on an as converted basis (collectively, the “Existing DK Shares”). In addition, on April 20, 2020, RPII DK acquired 5,888,222 shares Common Stock of Old DK and 257,506 shares of Series E-1 Preferred Stock of Old DK (collectively, the “Additional DK Shares” and, together with the Existing DK Shares, the “DK Shares”) pursuant to a Stock Purchase Agreement, dated as of April 20, 2020, by and among RPII DK, GGV Capital Select L.P. and, for purposes of Sections 1.02(d), 4.03, 5.01, 5.03 and 5.04 only, Old DK (the “Stock Purchase Agreement”), for an aggregate purchase price of $24,999,999.49. Other than the acquisition of the Additional DK Shares, there have been no transactions effected by the Reporting Persons in the past sixty days with respect to the securities of the Issuer.

Upon the Closing, the DK Shares were converted into the right to receive 24,831,567 shares of Class A Common Stock and RPII DK received Warrants for the right to purchase 152,190 shares of Class A Common Stock. In addition, RPII DK received the right to receive 231,508 Earnout Shares. Pursuant to the terms of the Business Combination Agreement, the Earnout Shares will be released from escrow upon the achievement of certain earnout targets based upon the volume weighted average share price of Class A Common Stock ranging from $12.50 to $16.00. The number of Earnout Shares to be issued is subject to adjustment for any stock split, reverse stock split, recapitalization, reclassification, reorganization, exchange, subdivision or combination of the Issuer, pursuant to the terms set forth in the Business Combination Agreement.

CUSIP No. 26142R104	Schedule 13D	Page 14 of 16 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities of the Issuer for investment purposes. Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Class A Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of shares of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Class A Common Stock (by means of open market purchases, privately negotiated purchases, or otherwise) or to dispose of some or all of the securities of the Issuer, including shares of Class A Common Stock, under their control. The Reporting Persons or their affiliates may seek to acquire other securities of the Issuer, including other equity, debt, notes or other financial instruments related to the Issuer or the Class A Common Stock (which may include rights or securities exercisable or convertible into securities of the Issuer), and/or sell or otherwise dispose of some or all of such Issuer securities or financial instruments (which may include distributing some or all of such securities to such Reporting Person’s respective partners or beneficiaries, as applicable) from time to time, in each case, in open market or private transactions, block sales or otherwise. Any transaction that any of the Reporting Persons or their affiliates may pursue may be made at any time and from time to time without prior notice and will depend on a variety of factors, including, without limitation, the price and availability of the Issuer’s securities or other financial instruments, the Reporting Persons’ or such affiliates’ trading and investment strategies, subsequent developments affecting the Issuer, the Issuer’s business and the Issuer’s prospects, other investment and business opportunities available to such Reporting Persons and their affiliates, general industry and economic conditions, the securities markets in general, tax considerations and other factors deemed relevant by such Reporting Persons and such affiliates.

The Reporting Persons intend to review their investment in the Issuer on an ongoing basis and, in the course of their review, may take actions (including through their affiliates) with respect to their investment or the Issuer, including communicating from time to time with the Board, members of management, other securityholders of the Issuer, or other third parties, advisors, such as legal, financial, regulatory, or other advisors, to assist in the review and evaluation of strategic alternatives. Such discussions and other actions may relate to various alternative courses of action, including, without limitation, those related to an extraordinary corporate transaction (including, but not limited to a merger, reorganization or liquidation) involving the Issuer or any of its subsidiaries; a sale or transfer of a material portion of the assets of the Issuer or any of its subsidiaries or the acquisition of material assets; the formation of joint ventures or other strategic alliances with the Issuer or any of its subsidiaries; changes in the present business, operations, strategy, future plans or prospects of the Issuer, financial or governance matters; changes to the Board or management of the Issuer; changes to the capitalization, ownership structure, dividend policy, business or corporate structure or governance documents of the Issuer; de-listing or de-registration of the Issuer’s securities; or any action similar to the foregoing. Such discussions and actions may be exploratory in nature, and not rise to the level of a plan or proposal.

John S. Salter, a member of the RP Investment Committee and Partner of The Raine Group, serves as a member of the Board and, in such capacity, may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 26142R104	Schedule 13D	Page 15 of 16 Pages

Except as described in this Schedule 13D, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management of the Issuer or the Board with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 5.	Interest in Securities of the Issuer.

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b) The responses of the Reporting Persons with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Persons to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 8.1% of the outstanding shares of the Class A Common Stock. Calculations of the percentage of the shares of Class A Common Stock beneficially owned assumes 312,451,027 shares of Class A Common Stock outstanding, based on information included in the Issuer’s Current Report on Form 8-K filed on April 29, 2020, and assuming that all of the shares underlying the Warrants to purchase 152,190 shares of Class A Common Stock have been exercised and are outstanding and that the 231,508 shares of Class A Common Stock that RPII DK is eligible to receive pursuant to the earnout rights discussed in this Schedule 13D are issued and outstanding.

Following the Closing, John S. Salter expects to receive equity valued at approximately $200,000, for his service as a director of the Issuer, payable in the form of stock options or restricted stock units. Mr. Salter currently expects to assign all rights, title, and interest in such equity to RPII DK or its affiliates.

Each of the Reporting Persons may be deemed to have beneficial ownership of the foregoing 25,215,265 shares of Class A Common Stock.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Class A Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c) John S. Salter was involved in the Business Combination as a member of the board of directors of Old DK, which approved the Business Combination, as a member of the RP Investment Committee, which approved RPII DK’s investment in Old DK, and as a Partner of The Raine Group, whose subsidiary acted as the exclusive investment adviser to Old DK (as described under Item 6 of this Schedule 13D).

On April 20, 2020, RPII DK acquired the Additional DK Shares pursuant to the Stock Purchase Agreement for an aggregate purchase price of $24,999,999.49.

Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of its knowledge, any of the Covered Persons has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e) Not applicable.

CUSIP No. 26142R104	Schedule 13D	Page 16 of 16 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

On August 28, 2019, Old DK entered into an engagement letter, which was subsequently amended on December 13, 2019, with Raine Securities LLC (“Raine Securities”), an affiliate of The Raine Group. Pursuant to the engagement letter, Raine Securities acted as exclusive financial advisor and co-exclusive placement agent to Old DK in connection with (a) the acquisition of SBTech, (b) a potential private placement and (c) the Business Combination with DEAC. Under the terms of the engagement letter, Old DK has agreed to pay Raine Securities the following fees in addition to any other fees and expenses that may become payable under the terms of the engagement letter: (i) a success fee of  $5.0 million for services in connection with the consummation of the acquisition of SBTech, (ii) a placement agent fee in connection with a $109.2 million convertible note financing undertaken by Old DK in December 2019 and (iii) a success fee of $7.0 million for services in connection with the consummation of the Business Combination.

Upon the Closing, RPII DK entered into a Stockholders Agreement, dated as of April 23, 2020, by and among the Issuer, the DK Stockholder Group (as defined in the Stockholders Agreement), the DEAC Stockholder Group (as defined in the Stockholders Agreement), the SBT Stockholder Group (as defined in the Stockholders Agreement, and collectively with the DK Stockholder Group and DEAC Stockholder Group, the “Stockholder Parties”) and each other person who after the date of the Stockholders Agreement acquired common stock of the Issuer (“Issuer Common Stock”) and became party to the Stockholders Agreement (the “Stockholders Agreement”). Pursuant to the Stockholders Agreement, (i) the DK Stockholder Group, the SBT Sellers’ Representative (as defined in the Business Combination Agreement) as of the date of the Business Combination Agreement and the DEAC Stockholder Group have the right to nominate ten, two, and one director(s), respectively, to the initial Board, subject to certain independence requirements, (ii) the shares of Issuer Common Stock held by the Stockholder Parties are subject to certain transfer restrictions and (iii) the Issuer will provide certain registration rights for the shares of Issuer Common Stock held by the members of the Stockholder Parties.

RPII DK was a party to (i) that certain Seventh Amended and Restated Voting Agreement by and among Old DK and others, dated as of August 17, 2018, as amended on October 3, 2018 (the “Voting Agreement”), (ii) that certain Seventh Amended and Restated Right of First Refusal and Co-Sale Agreement by and among Old DK and others, dated as of August 17, 2018 (the “ROFR Agreement”), and (iii) that certain Seventh Amended and Restated Investors’ Rights Agreement by and among Old DK and others, dated as of August 17, 2018 (the “Rights Agreement” and, collectively with the Voting Agreement and the ROFR Agreement, the “Financing Agreements”). The Financing Agreements terminated upon the Closing.

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

Exhibit I	Joint Filing Agreement by and among the Reporting Persons.

Exhibit II	Power of Attorney.

Exhibit III	Business Combination Agreement, dated as of December 22, 2019, as amended on April 7, 2020, by and among Old DK, SBTech, the shareholders of SBTech who are parties thereto, the representative of such SBTech shareholders, DEAC, DEAC NewCo and Merger Sub (incorporated by reference to Annex A and Annex J to the Issuer’s Registration Statement on Form S-4, as amended (File No. 333-235805)).

Exhibit IV	Stockholders Agreement, dated as of April 23, 2020 (incorporated by reference to Exhibit 10.9 to the Issuer’s Current Report on Form 8-K filed April 29, 2020).

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, such person certifies that the information set forth in this Statement with respect to such person is true, complete and correct.

Dated: May 1, 2020

RPII DK LLC

By:	/s/ Alfred J. Chianese
	Name:	Alfred J. Chianese
	Title:	Vice President

RAINE PARTNERS II LP

By:	Raine Associates II LP, its general partner

By:	Raine Management LLC, its general partner

By:	/s/ Alfred J. Chianese
	Name:	Alfred J. Chianese
	Title:	Vice President

RAINE CAPITAL LLC

By:	/s/ Alfred J. Chianese
	Name:	Alfred J. Chianese
	Title:	Vice President

RAINE ASSOCIATES II LP

By:	Raine Management LLC, its general partner

By:	/s/ Alfred J. Chianese
	Name:	Alfred J. Chianese
	Title:	Vice President

RAINE MANAGEMENT LLC

By:	/s/ Alfred J. Chianese
	Name:	Alfred J. Chianese
	Title:	Vice President

[Signature Page to Schedule 13D]

THE RAINE GROUP LLC

By:	/s/ Alfred J. Chianese
	Name:	Alfred J. Chianese
	Title:	Vice President

/s/ John S. Salter
John S. Salter

/s/ Jeffrey A. Sine
Jeffrey A. Sine

/s/ Joseph Ravitch
Joseph Ravitch

/s/ Brandon Gardner
Brandon Gardner

/s/ Deborah Mei
Deborah Mei

[Signature Page to Schedule 13D]